4

FORM 10-SB


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under section 12(b) or (g) of the Securities Exchange Act of 1934



                        NICHOLAS INVESTMENT COMPANY, INC.
                 (Name of small business issuer in its charter)

                     NEVADA                          33-0788293
(States of other jurisdiction of
incorporation or organization)             (I.R.S. Employer Identification No.)

2220 Otay Lakes Rd #50295, Eastlake, CA.                    91915
(Address of principal executive offices)                  (Zip Code)

Issuers telephone number (619) 421-5492

Securities registered under Section 12(b) of the Exchange Act:



  Title of each class              Name of each exchange on which registered
  to be so registered                   each class is to be registered

         N/A                                          N/A
Securities registered under Section 12 (g) of the Exchange Act:

                     Common stock, par value $.001 per share
                                (Title of class)

                                (Title of class)




     At December 31, 1999, the aggregate market value of the voting stock held by non affiliates is undeterminable and is considered to be 0.

     (ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

                                 Not applicable

                   (APPLICABLE ONLY TO CORPORATE REGISTRANTS)

     As of December 31,1999, the registrant had 10,795,250 shares of common stock issued and outstanding. As of September 30, 2000 the registrant had 11,345,250 shares of common stock issued and outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE

     List hereunder the following documents if incorporated by reference and the part of the form 10-KSB (e.g., part I, part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) any proxy or other information statement; and (3) Any prospectus filed pursuant to rule 424 (b) or (c ) under the Securities Act of 1933: None


                        NICHOLAS INVESTMENT COMPANY, INC.

                                  FORM 10 SB/A

                                TABLE OF CONTENTS
                                                                       PAGE
                                     PART I


ITEM     1.       Description of Business   . . . . . . . . . . . . . .  4

ITEM     2.       Managements Discussion and Analysis or
                  Plan of Operation . . . . . . . . . . . . .            5

ITEM     3.       Description of Property . . . . . . . . . . . . . . .  11-13

ITEM     4.       Security Ownership of Certain Beneficial
                  Owners and Management  . . . . . . . . .               13-14

ITEM     5.       Directors, Executive Officers, Promoters and
                  Control Persons . . . . . . . . . . . . . .            15-16

ITEM     6.       Executive Compensation  . . . . . . . . . . . . . .    16

ITEM     7.       Certain Relationships and Related Transactions  . . .  16-17

ITEM     8.       Description of Securities. . . . . . . . . . . . . .   17

                                     PART II

ITEM     1.       Market Price of and Dividends on Registrants Common Equity and
                           Other Shareholder Matters . . . . . . . . . . 17-19

ITEM     2.       Legal Proceedings  . . . . . . . . . . . . . . . . . . 20

ITEM     3.       Changes in and Disagreements with Accountants . . . .  20

ITEM     4.       Recent Sales of Unregistered Securities  . . . . . . . 20-21

ITEM     5.       Indemnification of Directors and Officers  . . . . . . 21-22

                                   PART F / S

Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . F1-F9
                                    PART III

ITEM     1.       Index to Exhibits . . . . . . . . . . . . . . . . . . S- 1

ITEM     2.       Description of Exhibits . . . . . . . . . . . . . . . S- 1

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .S - 2



                                  FORM 10 SB/A

                                     PART I

ITEM     1.       Description of Business

     Nicholas Investment Company, Inc. was incorporated under the laws of Nevada on January 22, 1998, as a start up enterprise, to engage in any lawful activity as shall be appropriate under laws of the State of Nevada. Primarily, Nicholas Investment is in the business of acquiring and leasing real estate. Nicholas Investment raised $202,800.00 in 1998 and purchased four single family dwellings.

     Nicholas Investment was formed to invest in Real Estate, own rental properties, notes secured by deeds of trust(s), discounted notes, or smaller properties ready for development. Rental income, note and trust deed receipts, and occasional rental property and development property sales will be the primary source of income.

     The goal of Nicholas Investment is to own rental properties free and clear as funds become available. Rental income is the main source of funds, without mortgages these monies become fully available to Nicholas Investment minus the normal costs of maintenance, repairs and management.

     The initial portfolio consists of smaller rental properties, single family homes. Nicholas Investment has acquired four single family residential properties. All four properties are rented with a gross monthly rental income of $ 4,325.00 as of September 30, 2000. The purchase price of all four units was $ 559,132 and are subject to $ 386,732 unpaid mortgages as of September 30, 2000.

Marketing

     Marketing is the function of John N. Kirchner, Nicholas Investments President. The marketing consists of negotiating terms when purchasing, leasing, and/or selling assets owned by Nicholas Investment.

Market Research

     Market research is the function of John N. Kirchner, Nicholas Investments President. When purchasing properties to be utilized by Nicholas Investment for rental purposes or resale, market research is required for ascertaining proper rental amounts to be expected by Nicholas Investment together with the possibility of an increase in property values. Nicholas Investment intends to develop unimproved or raw land in the future which will require research with Title Insurance companies as well as Contractors.




Competition

     All of the properties Nicholas Investments owns are located in San Diego, California. There is currently under a 5% residential rental vacancy factor in San Diego. Although there are many rental properties in San Diego, there are not many available. Therefore, there is high competition but also a very high demand for the rental property market in San Diego.

     Nicholas Investment is looking for additional properties. These properties would also be in San Diego. Any planned acquisition by Nicholas Investment would experience the same competition as the properties Nicholas Investment currently owns.

Employees

     Presently, Nicholas Investment has 2 part time employees. Management intends to hire additional employees only as needed and as funds are available. In such cases compensation to management and employees will be considered with prevailing wages for services rendered.

Facilities

     Nicholas Investment currently has its office located at 2220 Otay Lakes Rd. # 50295, Eastlake, CA. 91915.

Legal

     Nicholas   Investment  is  not  a  party  to  any  material  pending  legal proceedings and no such action by, or to the best of its knowledge, against Nicholas Investment has been threatened.

ITEM     2.       Managements Discussion and Analysis or Plan of Operation

Overview

     Nicholas Investment became incorporated in January 22, 1998 under the laws of the state of Nevada. Nicholas Investment was originally organized to invest in real estate, rental properties, notes secured by deeds of trust(s), discounted notes or smaller properties ready for development. Nicholas
Investment has realized rental revenues as of the date hereof, management anticipates to increase acquisitions and sales by the end of the fourth quarter or early in the first quarter of 2001.

     As of September 30, 2000, management has not yet identified any properties to acquire. None of the Nicholas real estate properties are currently for sale.

     As of September 30, 2000, management has recognized that there is a deficiency in liquidity. This deficiency has been noted in the notes to the financial statements and the audit opinion. Management has not yet decided a remedy.



     Nicholas Investments current capital was provided by the founders of Nicholas Investment and by two private placements for the sale of common stock. Management believes that Nicholas Investments cash requirement can be satisfied with existing capital for ninety days, if sales are sufficient to handle current operating costs. However, if Nicholas Investment does not satisfy cash requirements beyond ninety (90) days, Nicholas Investment will explore the possibility of outside funding.

     In the  event,  outside  funding is  necessary,  Nicholas  Investment  will investigate the possibility of interim financing, either debt or equity, to provide capital. Although, management has not made any arrangements or definitive agreements, Nicholas Investment would consider private funding or the private placements of its securities and/or a public offering. If Nicholas Investment experiences a substantial delay in rental revenues and is unable to secure public financing from the sale of its securities then mortgage financing would be considered.

     Nicholas Investment is not required to deliver an annual report to security holders. Nicholas will send an annual report with audited financial statements upon request.

     Currently, there are no commitments for material expenditures. Monthly mortgage payments should not materially affect Nicholas Investment. This is due to the fact that the mortgage payments are serviceable from the monthly rental revenue from each property.

     Nicholas Investment has an inventory of four rental properties as herein described.

         ( a )  7520 New Salem St.       ( c )  6216 Agee St. # 126
                San Diego, CA.                  San Diego, CA.

         ( b )  9250 Town Center Dr. # 1 ( e )  2950 Manos Dr.
                San Diego, CA.                  San Diego, CA.

     Management does not anticipate hiring additional employees until dictated by a substantial increase in acquisitions or sales and that is dependent on Nicholas Investment having sufficient capital.

Net Operating Loss

     Nicholas Investment has accumulated approximately $229,952 of net operating loss carry forwards as of September 30, 2000, which may be offset against taxable income and income taxes in future years. The use of these losses to reduce income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforwards expire in the year 2020. In the event of certain changes in control of Nicholas Investment, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. No tax benefit has been reported in the financial statements for the year ended December 31, 1999 or the nine months ended September 30, 2000.



Recent Accounting Pronouncements

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard (SFAS) No. 128, Earnings Per Share and Statement of Financial Accounting Standards No. 129 Disclosures of Information About an Entitys Capital Structure. SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15, Earnings Per Share. SFAS No. 128 provides for the calculation of Basic and Dilutive earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entitys capital structure. SFAS No. 128 and SFAS No. 129 are effective for financial statements issued for periods ending after December 15, 1997. Their implementation did not have a material effect on the financial statements.

     The Financial Accounting Standards Board has also issued SFAS No. 131, No. 130, Reporting Comprehensive Income and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributors to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 Financial Reporting for Segments of a Business Enterprise. SFAS No. 131 establishes standards on the way that public companies report financial information abut operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customer. SFAS No. 131 defines operating segments as components of Nicholas Investment about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.


     SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Results of operations and financial position were not affected by the implementation of these standards.

     The Financial Accounting Standards Board has also issued FIN44 Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB Opinion No. 25). APN No. 25 APB Opinion No. 25 APB Opinion No. 25, Accounting for Stock Issued to Employees, was issued in October 1972. Since its issuance, questions have been raised about its application and diversity in practice has developed. During its consideration of the accounting for stock-based compensation, which lead to the issuance of SFAS No. 123, Accounting for Stock Based Compensation, the Board decided not to address practice issues related to Opinion 25 because the Board had planned to supersede Opinion 25. However, Statement 123 permits entities to continue applying Opinion 25 to stock compensation involving employees. Consequently, questions remain about the application of Opinion 25 in a number of different circumstances.

     This Interpretation clarifies the application of Opinion 25 for only certain issues. It does not address any issued related to the application of the fair value method in Statement 123. The issues addressed herein were selected after receiving input from members of both the FASB Emerging Issues Task Force and the task force on stock compensation that assisted in the development of Statement 123. Among other issues, this Interpretation clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualified as a noncompensatory plan, (c ) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination.

     APB No. 25 is effective for financial statements issued for periods ending after July 1, 2000. The implementation of APB No. 25 did not have a material affect on the financial statement.

Inflation

     In the opinion of management, inflation will not have a material affect on the operations of Nicholas Investment.

Cautionary Statements

     This Registration Statement contains certain forward-looking statements. Nicholas Investment wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of Nicholas Investment to meet its cash and working capital needs, the ability of Nicholas Investment to successfully market its product.

Going Concern

     Nicholas Investments financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, Nicholas Investment does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of Nicholas Investment to complete a limited offering of its common stock if necessary.

     HJ & Associates, LLC., Nicholas Investment auditors have stated in their audit opinion letter that there is a substantial doubt about Nicholas Investment ability to continue as a going concern.

Results of Operations

     A summary of our balance sheets for the years ended December 1999 (audited) and the interim period ended September 30, 2000 (unaudited) are as follows:

                                                    Nine Months      Year Ended
                                                    September 30,   December 31,
                                                     (unaudited)      (Audited)
                                                         2000            1999

Cash/Cash Equivalent                                  $ 10,450          $ 15,491
Total Current Assets                                    10,450            15,491
Total Assets                                          $546,804          $558,495

Current Liabilities                                   $ 11,339          $118,328
Long Term Liabilities                                  379,701           382,971
Total Liabilities                                     $391,040          $501,299

Stockholders Equity                                   $155,764          $ 57,196

Total Liabilities &
    Stockholders Equity                               $546,804          $558,495


     As of year ended December 31, 1999 Nicholas Investment had revenues of $46,375 compared to $32,550 for the same period of 1998. (It should be noted that Nicholas Investment was incorporated on January 22, 1998.) As of the year ended December 31, 1999 Nicholas Investment had operating costs of $141,061 and interest expense of $32,762 compared to operating costs of $101,401 and interest expense of $22,221 for the same period of 1998. For the year ended December 31, 1999 Nicholas Investment had a net operating loss of $127,448 compared to $91,072 for the same period of 1998.

     For the nine months ended September 30, 2000 Nicholas Investment had revenues of $36,253 compared to $34,750 when compared to the same period of 1999. Nicholas Investment had operating costs of $21,899 for nine moths of 2000 compared to $22,233 for the same period of 1999. Interest expense for the first nine months of 2000 was $25,786 compared to $23,706 for the nine months ended September 30, 1999. As of the nine months ended September 30, 2000 Nicholas Investment had a net loss of $11,432 compared to $11,189 for the same period of 1999.

     Prospects for the future of Nicholas Investment are good. Although, Nicholas Investment is operating as a going concern, there has been a housing boom in the Southern California area. Therefore, in managements opinion, there should not be any difficulty obtaining higher rental revenues from Nicholas Investments real estate properties as leases are renewed. The housing boom currently being experienced in Southern California also can be attributed not only to higher rents, but also to low vacancy levels in the residential marketplace and increased real estate values. Also, currently with the cutting of interest rates by the federal government management will evaluate opportunities to refinance properties to more favorable rates if management deems this to be cost effective. Currently, management has not yet determined what properties to refinance or at what levels interest rates must fall to in order to make any refinancing cost effective.

     As of September 30, 2000 in terms of liquidity Nicholas Investment has $10,450 in cash. Nicholas Investment also has $536,354 (net of depreciation) in real estate property. Management feels that due to the housing boom in Southern California and the lowering of interest rates that these properties could easily be converted to cash within 90 days.

     Management of Nicholas Investment has also contemplated outside funding if Nicholas Investment needs to become more liquid. In the event, outside funding is necessary, Nicholas Investment will investigate the possibility of interim financing, either debt or equity, to provide capital. Although, management has not made any arrangements or definitive agreements, Nicholas Investment would consider private funding or the private placements of its securities and/or a public offering. If Nicholas Investment experiences a substantial delay in rental revenues and is unable to secure public financing from the sale of its securities then mortgage financing would be considered.























     The following summarizes the results of Nicholas Investments operations for the years ended December 31, 1998 and 1999 and the interim period September 30, 2000.
                                                                  From Inception
                          Nine Months     Years Ended             on January 22,
                              Ended       December 31               1998 through
                         September 30,      1999       1998        September 30,
                             2000                                        2000
REVENUES
   Rental Income            $ 36,253      $46,375     $ 32,550      $ 115,178
Total Revenue                 36,253       46,375       32,550        115,178

OPERATING COSTS
  Amortization &
    Depreciation           $   6,650     $  8,866     $  7,262      $  22,778
 General & Administrative     15,249      132,195       94,139        241,583
Total Expense              $  21,899     $141,061     $101,401      $ 264,361

INCOME (LOSS) FROM
  OPERATION                $  14,354     $(94,686)    $(68,851)     $(149,183)

OTHER EXPENSE
  Interest                 $  25,786     $ 32,762     $ 22,221      $  80,769

Loss Before Taxes            (11,432)    (127,448)     (91,072)      (229,952)

NET LOSS                     (11,432)    (127,448)     (91,072)     (229,952)

Basic Loss Per
  Common Share                 (.00)       (0.01)       (0.01)

Weighted Average
Number Of Common
Shares Outstanding            11,192,695      10,795,250       8,940,570

ITEM     3.       Description of Property

     Nicholas Investment owns four (4) properties in San Diego California. These properties are leased to others for a monthly fee. The properties are as follows:

6216 Agee St., #126, San Diego, CA 92122 condo unit
2 bed, 2 bath 1150 square feet
Purchase price:                  $   125,000.00
Present loan balance:            $    73,112.78
Annual income:                   $    10,500.00
Loan interest:                             8.75%
RE taxes:                        $     1,411.48
RE taxes monthly:                $       117.62
RE tax rate:                               1.12%
P&I Monthly:                     $       600.00
Monthly Condo Fee:               $       148.00
Insurance:                       Included in condo fee
Total Payment per Month:         $       865.62
Lease term:                      month to month; tenant has been in property
                                 for 14 years.

9250 Towne Center Dr. #1, San Diego, CA 92121 condo unit
         2 bed, 2 bath 1100 square feet
Purchase price:            $   130,000.00
Present loan balance:      $    86,515.70
Annual income:             $    11,400.00
Loan interest:                       7.02%
RE taxes:                  $     1,470.18
RE taxes monthly:          $       122.51
RE tax rate:                         1.13%
P&I monthly:               $       600.00
Monthly Condo Fee:         $       185.00
Insurance:                 Included in condo fee
Total Payment per Month:   $       907.51
Lease term:                month to month tenant; has been property for 3 years.

7520 New Salem St., San Diego, CA 92126  single family home
         3 bed, 2 bath 1450 square feet
Purchase price:            $   155,000.00
Present loan balance:      $   119,588.93
Annual income:             $    16,200.00
Loan interest:                       8.5%
RE taxes:                  $     2,253.88
RE taxes monthly:          $       187.82
RE rate:                             1.45%
P&I monthly:               $       926.55
Insurance per Month:       $        41.00
Total Payment per Month:      $1155.37
Lease term:                expires 2/28/01

2952 Manos Dr., San Diego, CA 92139 single family home
3 bed, 2.5 bath 1266 square feet
Purchase price:                        $   148,000.00
Present loan balance:                  $   110,159.62
Annual income:                         $    13,800.00
Loan interest:                                   8.69%
RE taxes:                              $     1,533.24
RE taxes monthly:                      $       127.77
RE rate:                                         1.03%
P&I monthly:                           $       889.83
Second trust deed balance: $4,217.68
2nd TD interest rate:                           10%
2nd TD P&I:                            $       100.00
Insurance per Month:                   $        36.00
Total Payment per Month:                  $1153.60
Lease term:                            expires 8/31/2001; Lease has been
                                       renewed for 1 year.

     Nicholas Investment occupancy rate is 100% as of September 30, 2000. All properties owned by Nicholas are singly family residences and are occupied by families. All properties owned by Nicholas are residential and no business is conducted within these properties. Nicholas real property holdings are depreciated on a straight line basis. The useful lives of the real property is
39.5 years for accounting purposes.

     Towne Center Drive and Agee Street are two bedrooms two bath condominiums. These properties are in excellent rental condition. The exterior is maintained by the home owners association and the interiors have been updated and are in excellent condition. New Salem Street is a three bedroom two bath two car garage house that was refurbished prior to the present tenant. Manos Drive is a three bedroom one and a quarter bath two car garage that was refurbished prior to the present tenant. Both houses are in excellent condition. There are no plans to further renovate, improve or develop any of Nicholas real properties. Management believes the properties are adequately covered by insurance.

     All of the properties Nicholas Investments owns are located in San Diego, California. There is currently under a 5% residential rental vacancy in San Diego. Although there are many rental properties in San Diego, there are not many available. Therefore, there is high competition but also a very high demand for the rental property market in San Diego.

     Nicholas Investment is looking for additional properties. These properties would also be in San Diego. So any planned acquisition by Nicholas Investment would experience the same competition as the properties Nicholas Investment currently owns. Currently, there are no options, contract, or agreements to sell or purchase any real properties.

     Currently, management has not set any limitations on the percentage of assets, which may be invested in a single investment. The only restriction on any single investment is that the candidate investment be for residential use. Management has not set any limitations on the number of mortgages, which may be placed on any one piece of property.

     Nicholas Investment determines residential to be single family dwellings, town homes, condos, duplexes, triplexes, and even raw land intended for residential development.

ITEM     4.       Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information, to the best of Nicholas Investments knowledge, as of August 17, 2000, with respect to each person known by Nicholas Investment to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.


 Name and                 Title of          Type of      Amount     Percentage
 Address                   Class          Ownership      Owned

John Kirchner             Common          Beneficial     400,000        3.5%
PO Box 81848
San Diego, CA 92138

Lynn D. Shaeffer          Common          Beneficial   3,020,836         27%
PO Box 81848
San Diego, CA 92138

Wayne Kirchner            Common          Beneficial   2,916,666         26%
PO Box 81165
San Diego, CA 92138

Deborah L. Wayne          Common          Beneficial   2,916,666         26%
PO Box 81165
San Diego, CA 92138

Pfishski Corporation      Common          Beneficial     400,000         3.5%
3838 Camino Del Rio So. # 333
San Diego, Ca. 92108

Management as a Group                                  9,654,168         85%

Other 5% Investors

Jonathan MacMillan        Common          Beneficial     520,833        4.5%
PO Box 81165
San Diego, CA 92138

Brittany Kirchner         Common          Beneficial     520,833        4.5%
PO Box 81165
San Diego, CA 92138

     (1) Wife of John Kirchner (2) Son of John Kirchner (3) Daughter of John Kirchner(4) Pfishski Corporation is controlled by John Kirchner (5)Grandson of John Kirchner and son of Deborah L. Wayne (6) Granddaughter of John Kirchner and daughter of Wayne Kirchner. Management as a group together with Jonathan MacMillan (5) and Brittany Kirchner (6) represent 94% of outstanding common shares of Nicholas Investment.

     The above percentages are based on 11,345,250 outstanding common shares as of September 30, 2000.

ITEM     5.       Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors

     The executive officers and directors of Nicholas Investment are as follows:

   Name              Age          Position
John N. Kirchner      66   Chairman, President and CEO
Deborah L. Wayne(1)   47   Vice President, Director
Lynn D. Shaeffer      49   Secretary/Treasures, Director


     (1) Deborah L. Wayne is the daughter of John Kirchner, Nicholas Investment CEO and chairman.

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Directors will be elected at the annual meetings to serve for one year terms. There are no agreements with respect to the election of directors. Nicholas Investment has not compensated its directors for service on the Board of Directors or any committee thereof. Any non-employee director of Nicholas Investment shall be reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors. The Executive Committee of the Board of Directors, to the extent permitted under Nevada law, consists of the two directors and exercises all of the power and authority of the Board of Directors in the management of the business and affairs of Nicholas Investment between meetings of the Board of Directors. Each executive officer is appointed by and serves at the discretion of the Board of Directors.

     None of the officers and/or directors of Nicholas Investment are officers or directors of any other publicly traded corporation, nor have any of the affiliates or promoters of Nicholas Investment filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or the subject or any order, judgment, or decree involving the violation of any state or federal securities laws within the past five years.

     The directors will initially devote their time to Nicholas Investments affairs on an as needed basis, the exact amount of which is undetermined at this time. John N. Kirchner, currently devotes approximately 25 to 30 hours per week to Nicholas Investments business. If Nicholas Investment begins to
generate   revenues,   Nicholas   Investments   Vice  President,   will  devote
approximately 10 to 15 hours a week primarily as Nicholas Investments property manager. Both persons are prepared to increase the time they devote to Nicholas Investment should such a need arise. Presently, there are no other persons whose activities are material to Nicholas Investments operations other than Nicholas Investments corporate counsel.

     The business experience of each of the persons listed above during the past five years is as follows:

     John N. Kirchner, has served as Treasurer and President/ CEO of Nicholas Investment since 1998. From 1995 to 1997 he served as Chairman of the Board of Union Land Title Company, President of Dynamic Investment Company, Inc., a real estate development firm, founder and Chairman of American Thrift and Loan, and President of the San Diego Board of Realtors. Mr. Kirchner has extensive experience in the management and development of real properties. Mr. Kirchner has in excess of twenty-five years experience in finance and real estate. He has held offices as Chairman of the Board of First Western Bank

     Deborah L. Wayne, has served as Vice President of Nicholas Investment and property manager since 1998. From 1995 to 1997 she had her own document sign up business. Mrs. Wayne has been a California Real Estate Broker since 1983. Her main field of experience is rental property management and development of real properties.

     Lynn D. Shaeffer, has served as Vice President and secretary of Nicholas Investment since 1998. Mrs. Shaeffer has served as Vice President of Wayne Financial Inc. and Pfishski Corporation. She has been instrumental in real estate finance and real estate property management for both the above companies. She graduated from the University of Hawaii in 1973, and has been a dental hygienist in the San Diego area for many years. Mrs. Shaeffer is married to John
N. Kirchner the Companys Treasurer and President.

ITEM     6.       Executive Compensation

     The Nicholas Investment does not have a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors.
Name
And                                                                     Other
Principal                                                               Annual
Position          Year             Salary            Bonus          Compensation

CEO
John Kirchner     1999             $40,000             0                   0

     No executive officer or director receives over $100,000. The directors of Nicholas Investment Company, Inc., do not receive compensation.

ITEM     7.       Certain Relationships and Related Transactions

     Nicholas Investments officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which Nicholas Investment has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in
Nicholas   Investments  minutes.  If  directors  are  presented  with  business opportunities that may conflict with business interests identified by the Nicholas Investment, such opportunities must be promptly disclosed to the Board of Directors and made available to Nicholas Investment. In the event the Board shall reject an opportunity so presented and only in that event, any of Nicholas Investments officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of Nicholas Investment. There can be no assurance, however, that these efforts will be successful.

     Nicholas Investment issued 200,000 shares of common stock to John Kirchner and 200,000 shares of common stock to Pfishski Corporation on March 10, 2000. This was for services accrued in 1999. The shares were valued at $.20 per share for a total of $40,000 each.

ITEM     8.       Description of Securities

Common Stock

     Nicholas Investment is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share, of which 10,795,250 shares were issued and outstanding as of December 31, 1999 and 11,345,250 as of September 30, 2000 respectively. All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Nicholas Investment. Stockholders of the Nicholas Investment have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.

     An acquisition which causes a change of control would necessarily need the approval of the majority of the shareholders. No anti-takeover provisions exist in the corporate by-laws.

                                     PART II

ITEM 1. Market Price of and Dividends on the Registrants Common Equity and Other Shareholder Matters

     Prior to the filing of this registration statement, no shares of Nicholas Investments Common Stock have been registered with the Securities and Exchange Commission (the Commission) or any state securities agency of authority.
Nicholas   Investments   Common   Stock  is   eligible  to  be  traded  in  the
over-the-counter market upon the filing of this Form 10SB and the clearings and comments thereto by the Commission.

     The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuers securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, Nicholas Investment has no plans to register its securities in any particular state. Further, most likely the Nicholas Investments shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the Exchange
Act), commonly referred to as the penny stock rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

     The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exception. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on the NASDAQ stock Market; issued by a registered investment Nicholas Investment; excluded from the definition on the basis of price (at least $5.00 per share) or the issuers net tangible assets; or exempted from the definition by the Commission. If Nicholas Investments shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have received the purchasers written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in Nicholas Investments Common Stock and may affect the ability of shareholders to sell their shares.

     There are three main exemptions to the penny stock rule.

1.       A Company whose stock is priced at $5.00 or above per share.
2.       A Company whose net worth exceeds $5,000,000.
3.       A Company over five years old with a net worth of $2,500,000.

     A broker/dealer selling to other than established customers or accredited investors must do so on an unsolicited basis.


     As of December 31, 1998 and December 31, 1999 there were 21 shareholders and as September 30, 2000 there were 35 shareholders respectfully of record of Nicholas Investments Common Stock. Because the Nicholas Investment does not presently trade, no trading history is presented herein.

     As of December 31, 1999 and September 30, 2000, Nicholas Investment had issued and outstanding 10,795,250 and 11,345,250 shares respectfully. Of the latter total, 10,830,667 shares outstanding were issued in private transactions. These 10,830,667 shares are deemed restricted securities as defined by the Act and certificate representing such shares bear a restrictive legend. All shares issued except the 504 offering shares were issued pursuant to 4(2) of the Securities Act. These shares were issued for investment purposes and not for distribution unless they are registered or an exemption from registration is available. 150,000 shares were issued pursuant to Regulation D Rule 504 in March of 1999 and are exempt from registration and do not bear a restrictive legend. There are shares totaling 364,583 that while issued on a restricted basis would qualify under 144K should a public market be available. None of these shares are owned by affiliates of the Company.

     The 10,830,667 shares considered restricted securities, are held by affiliates or control shareholders. These 10,830,667 shares were issued and are exempt from regulation. 499,416 shares were issued and restricted from sale unless an exemption from registration is available, ie, 144K. 85% of the outstanding shares are held by management. Management together as a group with Jonathan MacMillan and Brittany Kirchner represent 94% of the outstanding shares. 514,583 shares of the outstanding common shares are not held by affiliates.

     The 94% of the outstanding shares are considered restricted securities are held presently by affiliates and/or controlling shareholders of Nicholas Investment. These shares may be sold pursuant to Rule 144 in the future, subject to the volume and other limitations set forth under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of Nicholas Investment for at least one year, including any person who may be deemed to be an affiliate of the Nicholas Investment (as the term affiliate is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Nicholas Investments Common Stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an affiliate of Nicholas Investment and has not been an affiliate for the most recent three months, and who has held restricted shares for a least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

     Generally, the shares of restricted stock may not be sold or otherwise transferred unless first registered under the Act or unless there is an appropriate exemption from registration available.

Dividend Policy

     Nicholas Investment has not declared or paid cash dividends or made distributions in the past, and the Nicholas Investment does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. Nicholas Investment currently intends to retain and invest future earnings to finance its operations.




ITEM     2.       Legal Proceedings

     There presently are no material pending legal proceedings to which Nicholas Investment or any of its subsidiaries in a party or to which any of its property is subject and, to the best of its knowledge, no such actions against Nicholas Investment are contemplated or threatened.

ITEM     3.       Changes in and Disagreements with Accountants

     There have been no changes in or disagreements with accountants. It should be noted that HJ & Associates, LLC., was formerly known as Jones, Jensen, & Company.

ITEM     4.       Recent Sales of Unregistered Securities

     Nicholas Investment was incorporated January 22, 1998 under the laws of state of Nevada. Nicholas Investment was originally organized to invest in real estate, rental properties, notes secured by deeds of trust(s), discounted notes, or smaller properties ready for development.

     On March 18, 1998 Nicholas Investment issued 10,416,667 shares of common stock with a of $.001 par value for $.02 per share or $208,333. On May 18, 1998 Nicholas Investment issued 14,000 shares to fourteen (14) people pursuant to section 4 (2) of the Securities Act of 1933 for $.20 per share or $2,800.00. Nicholas Investment issued 364,583 shares of common stock at $.20 per share on July 10, 1998 to RB Capital and Equities for consulting services.

     Management fees accrued to John Kirchner and Pfishski Corporation was $40,000 to each party for services in 1999. John Kirchner and Pfishski Corporation both received 200,000 shares each of common stock at $.20 per share for payment of this debt. Robert Bryson, Gary DeGano, and RB Capital & Equities, Inc., each received 50,000 shares of common stock for services valued at $.20 per share for a total of $10,000 each for payment of their debt.

     On July 10, 1998 issuance to RB Capital and Equities, Inc., was issued for services based on a resolution and contract dated January 20, 1998 in accordance with Section 4(2) of the 1933 Securities Act.

     On March 16, 2000 Nicholas Investment issued 200,000 shares of common stock at $.20 per shares to both John Kirchner and Pfishski Corporation for services that were accrued as of December 31, 1999. Cash consideration was not received as consideration for the shares.. Nicholas Investment also issued 150,000 shares of common stock on March 10, 2000 pursuant to the Regulation D 504 offering filed February 5, 1999. Nicholas Investment issued these shares for consulting fees that were accrued in 1999 to Gary DeGano, Robert Bryson and RB Capital and Equities. Cash consideration was not received as consideration for shares.

     The March 16, 2000 issuance to John Kirchner and Pfishski Corporation was in payment of management services in accordance with Section 4(2) of the 1933 Securities Act.

     Each purchaser was required to complete and sign a written subscription Agreement representing that they had read the Disclosure Statement and that the offering was subject to various risks. Pursuant to Rule 504(b)(1) of Regulation D, the provisions of Rule 502(c) and (d) shall not apply to offers and sales made under Rule 504. Generally, Rule 502(d) provides that: exempt as provided in Rule 504(b)(1), securities acquired in a transaction under Regulation D shall have the status of securities acquired in a transaction under Section 4(2) of the Act and cannot be resold without registration under the Act or an exemption therefrom.

     Because Nicholas Investments intent and good faith belief was that the offering qualified under Rule 504(b)(1) of Regulation D, purchasers of Nicholas Investments Common Stock may be permitted to resell their shares without registration under the Act pursuant to Rule 502(d). As such, certificates representing these shares do not bear any restrictive legends.

ITEM     5.       Indemnification of Directors and Officers

     As permitted by the provisions of the Nevada Revised Statutes (the NRS), Nicholas Investment has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Nicholas Investment, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interest of Nicholas Investment and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of Nicholas Investment, and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

     Nicholas Investment must indemnify a director, officer, employee or agent of Nicholas Investment who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of Nicholas Investment against expenses actually and reasonably incurred by them in connection with the defense.

     Nicholas Investment may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by Nicholas Investment.

     The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Nicholas Investment, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not Nicholas Investment has the authority to indemnify them against such liability and expenses. Presently, Nicholas Investment does not carry such insurance.

Transfer Agent

     Nicholas Investment has designated Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, Arizona 85251, as its transfer agent.

                                   PART F / S

     Nicholas Investments financial statements for the fiscal year ended December 31, 1998, 1999 and for the nine months ended September 30, 2000 have been examined to the extent indicated in their reports by HJ Associates, LLC., independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Item 15 of this Form 10-SB.








                           NICHOLAS INVESTMENT COMPANY
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                    September 30, 2000 and December 31, 1999







F-1















                           NICHOLAS INVESTMENT COMPANY
                          (A Development Stage Company)
                                 Balance Sheets
                                     ASSETS

                                                   September 30,   December 31,
                                                       2000            1999
                                                    (Unaudited)
CURRENT ASSETS
Cash                                             $   10,450          $  15,491
Total Current Assets                                 10,450             15,491

PROPERTY - NET (Note 3)                             536,354            543,004
     TOTAL ASSETS                                $  546,804          $ 558,495

                      LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES
   Accrued expenses                              $     -             $  1,306
   Accounts payable                                   3,217              -
   Security deposit                                   1,100             -
   Accounts payable - related party                    -              110,000
   Notes payable, current portion (Note 4)            7,022             7,022

     Total Current Liabilities                       11,339           118,328

LONG-TERM LIABILITIES
   Notes payable (Note 4)                           379,701           382,971
   Total Long-Term Liabilities                      379,701           382,971

     Total Liabilities                              391,040           501,299

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS EQUITY

   Common stock: $0.001 par value, authorized 100,000,000
    shares; 11,345,250 and 10,795,250 shares issued and
    outstanding, respectively                        11,345           10,795
   Additional paid-in capital                       374,371          264,921
   Deficit accumulated during development stage    (229,952)        (218,520)

     Total Stockholders  Equity                    155,764           57,196

     TOTAL LIABILITIES AND STOCKHOLDERS EQUITY   $ 546,804         $ 558,495





F-2
                                                    NICHOLAS INVESTMENT COMPANY
                                                   (A Development Stage Company)
                                                      Statements of Operations
                                                            (Unaudited)


                                              For the               For the
                                        Three Months Ended     Nine Months Ended
                                          September 30,          September 30,
                                        2000            1999             2000
REVENUES

   Rental revenue                  $     11,825    $     11,625    $     36,253

     Total Revenues                      11,825          11,625          36,253

OPERATING COSTS

   Amortization and depreciation          2,217           2,217           6,650
   General and administrative             5,827           5,011          15,249

     Total Operating Costs                8,044           7,228          21,899

INCOME (LOSS) FROM
 OPERATIONS                               3,781           4,397          14,354


OTHER EXPENSE

   Interest expense                       8,665           8,603          25,786
     Total Other Expense                  8,665           8,603          25,786

LOSS BEFORE TAXES                        (4,884)         (4,206)        (11,432)


INCOME TAX EXPENSE                            -               -               -

NET LOSS                           $     (4,884)      $ (4,206)      $  (11,432)

 COMMON SHARE                      $      (0.00)      $ (0.00)       $    (0.00)

WEIGHTED AVERAGE NUMBER
 OF COMMON SHARES
 OUTSTANDING                         11,345,250      10,795,250      11,192,695


                                                          From
                                                     Inception on
                                      For the         January 22,
                               Nine Months Ended      1998 through
                                  September 30,       Sepptember 30,
                                         1999             2000


REVENUES

   Rental revenue                  $     34,750    $    115,178

     Total Revenues                      34,750         115,178

OPERATING COSTS

   Amortization and depreciation          6,650          22,778
   General and administrative            15,583         241,583

     Total Operating Costs               22,233         264,361

INCOME (LOSS) FROM
 OPERATIONS                              12,517        (149,183)

OTHER EXPENSE

   Interest expense                      23,706          80,769
     Total Other Expense                 23,706          80,769

LOSS BEFORE TAXES                       (11,189)       (229,952)

INCOME TAX EXPENSE                            -               -

NET LOSS                           $    (11,189)   $   (229,952)

BASIC INCOME (LOSS) PER
 COMMON SHARE                     $      (0.00)


WEIGHTED AVERAGE NUMBER
 OF COMMON SHARES
 OUTSTANDING                         10,795,250








F-3
                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                       Statements of Stockholders Equity

                                                                       Deficit
                                                                     Accumulated
                                                        Additional      During
                                      Common Stock        Paid in    Development
                                  Shares      AMount     Capital        Stage

Inception, January 22, 1998         -   $        -  $         -   $        -

March 18, 1998 common stock
 issued at $0.02 per share for
 cash                        10,416,667       10,417      189,583           -

May 18, 1998 common stock
 issued at $0.20 per share for
 cash                            14,000           14        2,786           -

July 10, 1998 common stock
 issued at $0.20 per share for
 services                       364,583          364       72,552           -

Net loss from inception to
 December 31, 1998                  -             -            -        (91,072)

Balance, December 31, 1998   10,795,250       10,795      264,921       (91,072)

Net loss for the year ended
 December 31, 1999                  -             -            -       (127,448)

Balance, December 31, 1999   10,795,250       10,795      264,921     (218,520)

March 16, 2000 common stock
 issued at $0.20 per share for
 conversion of debt (unaudited) 550,000          550      109,450            -

Net loss for the nine months
 ended September 30, 2000
 (unaudited)                        -             -            -       (11,432)

Balance, September 30, 2000
 (unaudited)                  11,345,250   $   11,345   $  374,371   $ (229,952)











F-4
                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows
                                   (Unaudited)

                                                  For the             For the
                                          Three Months Ended   Nine Months Ended
                                                September 30       September 30
                                                2000        1999        2000
CASH FLOWS FROM OPERATING ACTIVITIES:
   Income (loss) from operations            $  (4,884)   $  (4,206) $  (11,432)
   Adjustments to reconcile net income to
    net cash used by operating activities:
     Common stock issued for services            -            -            -
     Amortization and depreciation expense      2,217        2,217       6,650
   Changes in operating assets and liabilities:
     Decrease in accounts payable               1,300         -          3,217
     Decrease in accrued expenses                -            -         (1,306)
     Increase in security deposit                -            -          1,100
       Net Cash (Used) by Operating Activities (1,367)      (1,989)     (1,771)
CASH FLOWS FROM INVESTING ACTIVITIES:

   Purchase of property                          -            -            -

       Net Cash (Used) by Investing Activities   -            -            -
CASH FLOWS FROM FINANCING ACTIVITIES:

   Principal payments in long-term debt       (1,085)      (1,258)      (3,270)
   Common stock issued for cash                  -            -            -

       Net Cash Provided (Used) by Financing
        Activities                            (1,085)      (1,258)      (3,270)
INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                         (2,452)      (3,247)      (5,041)
CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD                       12,902       21,475       15,491
CASH AND CASH EQUIVALENTS
 AT END OF PERIOD                          $  10,450    $  18,228    $  10,450

Cash paid for:

   Interest                                $   8,665    $   8,603    $  25,786
   Income taxes                            $      -     $      -     $      -

Non-Cash Financing Activities:

   Real estate purchased for notes payable $      -     $      -     $      -
Common stock issued for conversion of debt $      -     $      -     $ 110,000







CASH FLOWS FROM OPERATING ACTIVITIES:
   Income (loss) from operations                $ (11,189)          $(229,952)
   Adjustments to reconcile net income to
    net cash used by operating activities:
     Common stock issued for services                -                 72,916
     Amortization and depreciation expense          6,650              22,778
   Changes in operating assets and liabilities:
     Decrease in accounts payable                  (5,000)            113,217
     Decrease in accrued expenses                    -                   -
     Increase in security deposit                    -                  1,100
       Net Cash (Used) by Operating Activities     (9,539)            (19,941)

CASH FLOWS FROM INVESTING ACTIVITIES:

   Purchase of property                              -               (157,666)

       Net Cash (Used) by Investing Activities       -               (157,666)
CASH FLOWS FROM FINANCING ACTIVITIES:

   Principal payments in long-term debt            (4,146)            (14,743)
   Common stock issued for cash                      -                202,800

       Net Cash Provided (Used) by Financing
        Activities                                 (4,146)            188,057
INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS                             (13,685)             10,450
CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD                            31,913                -
CASH AND CASH EQUIVALENTS
 AT END OF PERIOD                                  18,228              10,450

Cash paid for:

   Interest                                        23,706              80,769
   Income taxes                                      -                    -

Non-Cash Financing Activities:

   Real estate purchased for notes payable           -               $104,466
Common stock issued for conversion of debt           -               $110,000



F-5



NOTE 1 -       ORGANIZATION AND DESCRIPTION OF BUSINESS

     On January 22, 1998, the Company was incorporated under the laws of Nevada as Nicholas Investment Company, Inc. to engage in any lawful activity as shall be appropriate under laws of the State of Nevada. Primarily, the Company is in the business of acquiring and leasing real estate. The Company is considered a development stage company as defined by SFAS #7.

     The Company has authorized 100,000,000 shares of $0.001 par value common stock.

NOTE 2 -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               a.  Accounting Method

     The Companys financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

               b.  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

               c.  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               d. Basic Loss Per Share

     SFAS No. 128 provides for the  calculation of Basic and Diluted  income
(loss) epr share. Basic income (loss) per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted income
(loss) per share reflects the potential dilution of securities that could share in the earnings of an entity that were outstanding for the period. At December 31, 1999, the Company had no potentially dilutive instruments outstanding.

                                     For the                     For the
                                Three Months Ended          Nine Months Ended
                                    September 30,             September 30,
                               2000           1999         2000            1999

  Numerator - loss         $   (4,884) $   (4,206)   $   (11,432) $   (11,189)
  Denominator - weighted
average number of
   shares outstanding      11,345,250  10,795,250     11,192,695    10,795,250

  Loss per share           $   (0.00) $    (0.00)   $    (0.00)  $       (0.00)


F-6

                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                    September 30, 2000 and December 31, 1999


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              e.  Provision for Taxes

     The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under Statement 109, the liability method is used in accounting for income taxes. No income taxes have been accrued due to net operating losses incurred by the Company. The Company has net operating loss carryovers of approximately $229,000 which expire by the year 2020. The potential benefit of the loss carryovers has been offset by a valuation allowance in full.

              f.  Unaudited Financial Statements

     The  accompanying   unaudited  financial  statements  include  all  of  the
adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

              g.  Long-Lived Assets

     All long-lived assets are evaluated yearly for impairment including rental properties per SFAS 121. Any impairment in value is recognized as an expense in the period when the impairment occurs.

              h.  Revenue Recognition

              Revenue is recognized upon receipt of monthly rental payments.

              i.  Stock Issuances

     Currently, the Company has no established market for its common stock. Accordingly, the stock issuances are valued at the fair value of the goods or services received. Stock issued for services is based on previous issuance of stock for cash at $0.20 per share.






F-7
                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                    September 30, 2000 and December 31, 1999


NOTE 3 -      PROPERTY

     The Company has rental properties that the Company rents for occupant purposes. All properties have a 39.5 year life using the straight-line method of depreciation, and no salvage value. The properties and depreciation for the year ending December 31, 1999 are as follows:

     Name                                 Cost of
   of Property                           Property
                               September 30,     December 31,
                                    2000            1999
                                (Unaudited)

Agee Street                      $  84,460    $  84,460
Manos Drive                        106,589      106,589
New Salem                           83,887       83,887
Town Center Drive                   75,282       75,282
Land                               208,914      208,914

         Total                     559,132      559,132

Less: accumulated depreciation     (22,778)     (16,128

         Total Property          $ 536,354    $ 543,004

NOTE 4 -      NOTES PAYABLE

                                                 September 30,      December 31,
                                                      2000              1999
                                                   (Unaudited)
Notes payable consisted of the following:

Note payable to Oakmont Mortgage Company,
 Inc., dated March 20, 1997, 8.4% variable rate
 not to be greater than 9.5%, secured by deed
 of trust, monthly principal and interest payments
 of $885, due April 1, 2027                          $116,994   $117,679

Note payable to Frances A. Kirchner (a related
 party), dated December 5, 1995, bearing interest
 at 8.75%, fixed interest rate, secured by deed
 of trust, monthly principal and interest payments
 of $600.  Due December 26, 2005                       73,179     73,756

Balance Forward                                      $190,173   $191,435


                                                                F-8

                        NICHOLAS INVESTMENT COMPANY, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                    September 30, 2000 and December 31, 1999


NOTE 4 -      NOTES PAYABLE (Continued)

                                                   September 30,   December 31,
                                                       2000           1999
                                                     (Unaudited)

Balance Forward                                      $ 190,173    $ 191,435

Note payable to Frances Kirchner (a related
 party), dated March 12, 1997, bearing interest
 at 7.02% fixed interest rate, secured by deed
 of trust, monthly principal and interest payments
 of $600 until paid in full                             86,609       87,425

Note payable to Mission Federal Credit Union,
 dated July 1, 1994, bearing interest at 4.6%
 variable rate not to be greater than 10.6%,
 secured by deed of trust, monthly principal and
 interest payments of $612 due July 10, 2024           109,941      111,133

          Total notes payable                          386,723      389,993

Less: current portion                                   (7,022)      (7,022

          Total Long-term Debt                       $ 379,701    $ 382,971

Maturities of long-term debt are as follows:

Period Ending September 30,

          2000                                                   $   7,022
          2001                                                       7,577
          2002                                                       8,176
          2003                                                       8,823
          2004                                                       9,521
        2005 and thereafter                                        345,604

               Total                                             $ 386,723

NOTE 5 -      GOING CONCERN

     The Companys financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to complete a limited offering of its common stock. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses; however, there can be no assurance that the plans of management will prove successful.



















                                    PART III

ITEM     1.       Index to Exhibits

The following exhibits are filed with this Registration Statement.

Exhibit Number                    Exhibit Name

  3.1                      Article of Incorporation..
3.2      By-Laws of Registrant
5.1      Opinion re: legality
10.1     Material Contract  Lease New Salem Street
10.2     Material Contract  Manos Drive
27.      Financial Data Schedule


































                                                         SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.


                                           NICHOLAS INVESTMENT COMPANY , INC.
                                                                 (Registrant)




Date:  March 2, 2001                    By/S/ John N. Kirchner
                                              John N. Kirchner
                                              President